                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                                PRESSTEK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 741113  10  4
            -------------------------------------------------------
                                (CUSIP Number)

                           RUSSELL H. HARBAUGH, JR.
                 CONNER & WINTERS, A PROFESSIONAL CORPORATION
                  3700 FIRST PLACE TOWER, 15 EAST 5TH STREET
                                TULSA, OK 74103
                                (918) 586-5694
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 30, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                            PAGE 2 OF 6
            -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN C. OXLEY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,623,400
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                          1,623,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,623,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                            PAGE 3 OF 6
            -----------


                           ITEM 1. SECURITY AND ISSUER
                           ---------------------------

     This Amendment No. 2 amends the statement on Schedule 13D which was filed on February 25, 1997 and Amendment No. 1 thereto which was filed on November 14, 1997, and relates to the Common Stock, par value $.01 per share of Presstek, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D or Amendment No. 1 thereto.

                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     No change.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     No change.

                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

     No change.
                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     (a) By reason of (i) his serving as a Co-Executor of the Oxley Estate (ii) a Co-Trustee of the Oxley Foundation and (iii) his being 60% owner of Boca Polo, Inc., a Nevada corporation ("Boca Polo"), Mr. Oxley may be deemed to be the beneficial owner of 1,623,400 shares of Common Stock of the Company, representing approximately 5.0% of the outstanding shares of Common Stock (based on 32,275,551 shares of Common Stock outstanding as of November 6, 1998, as reflected in the Company's annual report on Form 10-Q filed with the Securities and Exchange Commission for the period ended October 30,
     1998). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate and the Oxley Foundation.

     (b) Mr. Oxley has shared voting power and shared dispositive power with respect to the aggregate 1,623,400 shares held by the Oxley Estate, Oxley Foundation and Boca Polo.

         With respect to the shares held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley and Charles C. Killin. Certain information with respect to Thomas E. Oxley and Mr. Killin remains unchanged from the information on Schedule 13D filed February 25, 1997.

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                            PAGE 4 OF 6
            -----------


          With respect to the shares of Common Stock held by the Oxley Foundation, Mr. Oxley shares voting and dispositive powers with Mary Jane Oxley Tritsch. Certain information with respect to Mrs. Tritsch remains unchanged from the information on Schedule 13D filed February 25, 1997.

          With respect to the shares of Common Stock held by Boca Polo, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley. Certain information with respect to Mr. Thomas Oxley remains unchanged from the information on Schedule 13D filed February 25, 1997.

     (c) On June 6, 1997, John C. Oxley, the Oxley Foundation and Boca Polo, each entered into a Master Securities Loan Agreement with The Goldman Sachs Trust Company ("Goldman Sachs"), pursuant to which the shares of the Common Stock of the Company were loaned to Goldman Sachs (see Item 6 of Amendment No. 1 and the Exhibits attached thereto for further explanation). Amendment No. 1 incorrectly stated the number of shares loaned to Goldman Sachs by Boca Polo and the Oxley Foundation. The correct amounts loaned on June 6, 1997 were 8,000 shares by Boca Polo and 105,750 shares by the Oxley Foundation. These numbers are before the two for one stock split effected in July, 1997. As of the close of business on November 4, 1997, the following shares were loaned to Goldman Sachs:

                      John C. Oxley        24,200 shares

                      Oxley Foundation    303,600 shares

                      Boca Polo            84,000 shares

     Since November 4, 1997, the following transactions were effected regarding the Common Stock of the Company.

     Shares Held by Boca Polo
     ------------------------
                                                              No. of    Price
     Date        Type of Transaction                          Shares  Per Share
     ----        -------------------                          ------  ---------


     10/07/98    Sale of shares in the open market             3,000    $7.25

     11/30/98    Return of loaned shares from Goldman Sachs   84,000      N/A

(d)   None.

(e)   N/A.


              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

     No change.

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                            PAGE 5 OF 6
            -----------


                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
                    ----------------------------------------

     None.

                                 SCHEDULE 13D

  CUSIP NO. 741113 10 4                                            PAGE 6 OF 6
            -----------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /s/ JOHN C. OXLEY
                                     ------------------------
                                          JOHN C. OXLEY


Date:  DECEMBER 8, 1998